SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

GOVERNMENT MUST SCRAP £10 TOURIST TAX
AND BREAKUP BAA MONOPOLY AS BAA TRAFFIC FALLS 4.5 MILLION
IN 5 MONTHS

Ryanair freezes growth at 9 UK bases with immediate effect

Ryanair
, Europe's largest
 low fares airline, today (23
rd

June
 09
)
confirmed that
it will
freeze
growth at its nine UK bases with immediate effect
. Ryanair
highlighted
that Gordon Brown'
s £10 tourist tax, combined
with
the
BAA

M
onopoly
's high airport
charges

have

caused

the
 loss of over 4.5 million passenger
s
 at the BAA UK airports
 in the first five months of the year.

Ryanair
called on
Gordon Brown
 to scrap this £10 APD
 tax and
speed up
 the sale of
Gatwick and
Stansted airports to prevent a further collapse in
UK
 tourism
 and related jobs
next
winter.
I
f
the
UK

traffic collapse

continues for the full year the
UK
 economy will lose over 10 million passengers, 10,000 airport jobs and over £2.5billion in tourism spend in 2009 alone, with the Government losing at least £350 million in VAT receipts.

The
UK

is
 now
a
high cost
 tourism destination which is in steep decline.

Ryanair
urged the
British
Government
 to follow the lead of t
he Belgian, Dutch, Greek and Spanish Governments
who have
recently scrapped similar tourist taxes and/or airport charges in order to reverse falling passenger numbers and prevent fur ther tourism and job losses.

Ryanair
's
Michael O'Leary
said:

"
Ryanair will grow by 15% this year to over 67 million passengers. However, the
UK
 will not
share in
 any
of this
growth
 in 2009

as
Ryanair (
the only
major E
uro
pean airline continuing to grow)
 freezes growth at our nine
UK
 bases.
Gordon Brown's
 £
10 tourist
 tax

will see

Britain
 lose

over
10 million passengers,
10,000
airport
jobs and more than £2.5 billion in tourism spend
in the
UK

this year alone
.

The G
overnment
should
 follow the example of their Belgian, Dutch, Greek and Spanish counterparts by immediately scrapping this
 stupid and regressive tourist tax to avoid any further devastation to
British
tourism and jobs.

"
Tourism is one of the UK's most important industries and employers. It responds q uickly to price
changes
. The G
overnment's £10 tourist tax is making
the
UK
 an uncompetitive desti
nation and they must
scrap this tax
 now to prevent
a
 further collapse of
UK
 passenger
,

tourism and job

numbers
.
  While the UK keeps taxing tourists Ryanair will switch its growth to other EU countries where low cost airports are growing and where G
overnments are wel
coming tourists not taxing them
"
.

Ends.

Tuesday,
23
rd

June 2009

For further information:
Stephen McNamara

Pauline McAlester
Ryanair
 Ltd

Murray Consultants
Tel: +353-1-8121212

Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  23 June 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary